Mail Stop 4561

February 5, 2007

Mr. Daniel Zhang
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 1 Office Building
No. 690 Bibo Road, Pudong New Area
Shanghai, China 201203

> **Re: Shanda Interactive Entertainment Limited**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **File No. 0-50705**

Dear Mr. Zhang:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Cicely LaMothe
Accounting Branch Chief